EXHIBIT 99.1

FSD PHARMA INC.

199 BAY ST., SUITE 4000 TORONTO, ON, M5L 1A9

www.fsdpharma.com

SUPPLEMENT TO THE MANAGEMENT INFORMATION CIRCULAR DATED OCTOBER 20, 2023

This supplement dated November 15, 2023 (the “Supplement”) to the management information circular (the “Circular”) of FSD Pharma Inc. (the “Corporation” or “FSD Pharma”) dated October 20, 2023 (the “Circular”) is furnished in connection with the solicitation of proxies by management of FSD Pharma for use at the special meeting (the “Meeting”) of FSD Pharma Securityholders to be held on November 20, 2023, at the hour of 1:00 p.m. (Toronto time), through the AGM Connect meeting platform at www.agmconnect.com/fsdpharma2023, for the purposes set forth in the Circular and the Notice of Meeting accompanying the Circular.

Unless the context otherwise requires, capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Circular.

PURPOSE

The purpose of this Supplement is to:

(a)

provide FSD Pharma Securityholders with disclosure concerning certain restrictions on resale that will apply to the Celly Nu Shares that are proposed to be distributed to the FSD Pharma Securityholders pursuant to the Plan of Arrangement; and

(b)

notify FSD Pharma Securityholders that FSD Pharma will now accept proxies received prior to 5:00 p.m. (Toronto time) on Friday, November 17, 2023, in order to provide FSD Pharma Securityholders with additional time to consider how they will vote their respective FSD Pharma Securities.

Restrictions on Resale

FSD Pharma and Celly Nu have agreed that the Celly Nu Shares that will be distributed to the FSD Pharma Securityholders pursuant to the Plan of Arrangement will be subject to restrictions on transfer, such that none of the Celly Nu Shares may be transferred until May 31, 2024, provided that, Celly Nu may, in its sole discretion, waive such restrictions, in whole or in part.

Extension to Proxy Deadline

The Chair of the Meeting has the discretion to accept proxies received less than 48 hours prior to the Meeting and, to ensure that FSD Pharma Securityholders have sufficient time to vote, FSD Pharma will now accept proxies received prior to 5:00 p.m. (Toronto time) on Friday, November 17, 2023. The form of proxy previously sent to FSD Pharma Securityholders remains valid for use at the Meeting, and no new form of proxy is included with this Supplement. FSD Pharma Securityholders who have already submitted a proxy or voting instruction form and do not wish to change their vote, do not need to take any further action with respect to the Meeting. FSD Pharma Securityholders who wish to change their vote should refer to “Appointment of Proxyholders and Revocation of Proxies” in the Circular.